Exhibit (a)(1)(A)
Offer to Purchase
for Cash
All Outstanding Shares of
Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
International Rectifier Corporation
at
$23.00 Net Per Share
by
IR Acquisition Corp.,
a wholly owned subsidiary of
Vishay Intertechnology, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON OCTOBER 27, 2008, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A TOTAL NUMBER OF SHARES (AS DEFINED BELOW) REPRESENTING, TOGETHER WITH THE SHARES OWNED BY VISHAY INTERTECHNOLOGY, INC. (“VISHAY”), AT LEAST A MAJORITY OF THE TOTAL VOTING POWER OF ALL OF THE OUTSTANDING SHARES OF INTERNATIONAL RECTIFIER CORPORATION (THE “COMPANY”) ENTITLED TO VOTE GENERALLY IN THE ELECTION OF DIRECTORS OR WITH RESPECT TO A MERGER, CALCULATED ON A FULLY DILUTED BASIS AFTER CONSUMMATION OF THE OFFER (THE “MINIMUM CONDITION”), (2) VISHAY BEING SATISFIED IN ITS SOLE DISCRETION THAT THE RESTRICTIONS ON BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS SET FORTH IN SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW ARE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER OR ANY OTHER BUSINESS COMBINATION INVOLVING VISHAY OR ANY OF ITS SUBSIDIARIES (INCLUDING IR ACQUISITION CORP. (“PURCHASER”)) AND THE COMPANY (THE “SECTION 203 CONDITION”), (3) ALL WAITING PERIODS UNDER APPLICABLE ANTITRUST LAWS, INCLUDING THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED (THE “REGULATORY CONDITION”), (4) THE COMPANY’S BOARD OF DIRECTORS REDEEMING THE PREFERRED STOCK PURCHASE RIGHTS, OR VISHAY BEING SATISFIED IN ITS SOLE DISCRETION THAT SUCH RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE “RIGHTS CONDITION”), (5) VISHAY HAVING AVAILABLE TO IT PROCEEDS OF FINANCINGS THAT ARE SUFFICIENT, TOGETHER WITH CASH ON HAND, TO CONSUMMATE THE OFFER AND THE PROPOSED MERGER AND TO REFINANCE ALL DEBT OF THE COMPANY AND VISHAY THAT IS OR COULD BE REQUIRED TO BE REPURCHASED OR BECOMES, OR COULD BE DECLARED, DUE AND PAYABLE AS A RESULT OF THE OFFER OR THE PROPOSED MERGER OR THE FINANCING THEREOF AND TO PAY ALL RELATED FEES AND EXPENSES (THE “FINANCING CONDITION”), AND (6) THE COMPANY NOT HAVING ENTERED INTO OR EFFECTUATED ANY AGREEMENT OR TRANSACTION WITH ANY PERSON OR ENTITY HAVING THE EFFECT OF IMPAIRING PURCHASER’S OR VISHAY’S ABILITY TO ACQUIRE THE COMPANY OR OTHERWISE DIMINISHING THE EXPECTED VALUE TO VISHAY OF THE ACQUISITION OF THE COMPANY (THE “IMPAIRMENT CONDITION”).

The Information Agent for the Offer is:

The date of this offer to purchase is September 29, 2008.

IMPORTANT

Vishay is seeking to negotiate with the Company with respect to the acquisition of the Company by Vishay. Vishay and Purchaser reserve the right to (i) amend the Offer (including amending the number of Shares to be purchased and amending the purchase price) upon entering into a merger agreement with the Company or (ii) negotiate a merger agreement with the Company that does not involve a tender offer, pursuant to which merger agreement Purchaser would terminate the Offer and the Shares would, upon consummation of the merger contemplated by such merger agreement, be converted into cash, common stock of Vishay and/or other securities in such amounts as are negotiated by Vishay and the Company.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

If you wish to tender all or any part of your shares of common stock, par value $1.00 per share (the “Common Stock”) of the Company, including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of December 15, 1998, as amended, between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), prior to the expiration date of the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) in accordance with the instructions in the letter of transmittal included with this offer to purchase, have your signature thereon guaranteed if required by Instruction 1 of the letter of transmittal, mail or deliver the letter of transmittal (or such facsimile thereof) and any other required documents to the depositary for the Offer and either deliver the certificates for such Shares to the depositary for the Offer along with the letter of transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in “The Offer—Procedure for Tendering Shares” of this offer to purchase, or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

If you desire to tender your Shares and your certificates for such Shares are not immediately available, or you cannot comply with the procedures for book-entry transfers described in this offer to purchase on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in “The Offer—Procedure for Tendering Shares.”

A summary of the principal terms of the Offer appears on pages 1 through 6 of this offer to purchase.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, at its address and telephone numbers set forth on the back cover of this offer to purchase. You also can obtain additional copies of this offer to purchase, the letter of transmittal and the notice of guaranteed delivery from the Information Agent or your broker, dealer, commercial bank, trust company or other nominee.

-i-

SUMMARY TERM SHEET

This summary term sheet is a brief description of the offer being made by IR Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Vishay Intertechnology, Inc. (“Vishay”), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Common Stock”) of International Rectifier Corporation (the “Company”), including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of December 15, 1998, as amended, between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), at a price of $23.00 per Share, net to the seller in cash, without interest (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The following are some of the questions you, as a stockholder of the Company, may have, as well as answers to those questions. You should carefully read this offer to purchase and the related letter of transmittal in their entirety, because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this offer to purchase and the related letter of transmittal. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth on the back cover of this offer to purchase.

Who is offering to buy my securities?

IR Acquisition Corp., a wholly owned subsidiary of Vishay Intertechnology, Inc., is offering to purchase all of the outstanding Shares. IR Acquisition Corp. is a Delaware corporation which was formed solely for the purpose of making this tender offer.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company, along with the associated preferred stock purchase rights. On the date of this offer to purchase, Vishay is the beneficial and record owner of 1,100 Shares. The Company disclosed in its definitive proxy statement on Schedule 14A and dated September 26, 2008, that as of September 19, 2008, there were approximately 75,875,672 Shares outstanding. In addition, the Company disclosed in its Annual Report on Form 10-K for the fiscal year ended June 30, 2008 that as of June 30, 2008, 13.8 million shares of common stock were reserved for issuance under stock option plans, of which 9.4 million stock options and restricted stock units were outstanding.

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Vishay intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate a merger with the Company pursuant to which each then outstanding share of Company common stock (other than those held by Vishay, held in the treasury of the Company, held by subsidiaries of the Company, if any, and held by Company stockholders who have not tendered their Shares in the Offer and who properly exercise appraisal rights) would be converted into the right to receive an amount in cash per share of common stock equal to the highest price per Share paid by us pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the merger, the Company would be a wholly owned subsidiary of Vishay.

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $23.00 per Share, net to you in cash, without interest (and less any applicable withholding taxes). If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Are you taking any position with respect to the matters to be considered at the Company’s delayed 2007 annual meeting of stockholders?

The Company has publicly announced that it is holding its delayed 2007 annual stockholders meeting on October 10, 2008 to consider the election of three Class One directors. The Company’s Board of Directors (the “Company Board”) is composed of eight directors, who are classified into three classes. On September 10, 2008, Vishay provided timely advance notice to the Company of its intention to nominate three persons for election to the Company Board at the 2007 annual stockholders meeting as well as its intention to present at the annual meeting three business proposals for consideration by the Company’s stockholders. Vishay has filed with the Securities and Exchange Commission (“SEC”) a definitive proxy statement on Schedule 14A, dated September 26, 2008 (the “Vishay Proxy Statement”), describing these nominations and proposals. For further information on Vishay’s nominations and proposals to be presented at the Company’s 2007 annual meeting, please see the Vishay Proxy Statement.

NEITHER THIS OFFER TO PURCHASE NOR THE OFFER CONSTITUTES A SOLICITATION OF PROXIES IN CONNECTION WITH ANY MATTER TO BE CONSIDERED AT THE COMPANY’S 2007 ANNUAL MEETING OF STOCKHOLDERS, WHICH IS CURRENTLY SCHEDULED TO BE HELD ON OCTOBER 10, 2008.

Is my vote in favor of your proposals or the three persons you have nominated for election as directors at the Company’s 2007 annual meeting of stockholders a condition to the tender of my Shares in the Offer?

No. You are not required to vote in favor of our proposals or the persons we have nominated at the Company’s 2007 annual meeting of stockholders in order to validly tender your Shares in the Offer.

What are the most significant conditions to the Offer?

The most significant conditions to the Offer are the following, any or all of which may be waived by us, to the extent legally permissible, in our sole discretion:

—	the “Minimum Condition”: the Company’s stockholders having validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares representing, together with the Shares owned by Vishay, at least a majority of the total voting power of all of the outstanding shares of the Company entitled to vote generally in the election of directors or with respect to a merger, calculated on a fully diluted basis after consummation of the Offer;

—	the “Section 203 Condition”: Vishay being satisfied in its sole discretion that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law are inapplicable to the Offer and the Proposed Merger or any other business combination involving Vishay or any of its subsidiaries (including Purchaser) and the Company;

—	the “Regulatory Condition”: all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated;

—	the “Rights Condition”: the Company Board redeeming the Rights, or Vishay being satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger;

—	the “Financing Condition”: Vishay having available to it proceeds of financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger and to refinance all debt of the Company and Vishay that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger or the financing thereof and to pay all related fees and expenses; and

—	the “Impairment Condition”: the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Vishay’s ability to acquire the Company or otherwise diminishing the expected value to Vishay of the acquisition of the Company.

In addition to the foregoing conditions, the Offer includes a number of other conditions, including the absence of certain events and conditions described in Section 15 of this offer to purchase. The satisfaction or existence of any of the conditions to the Offer, including those summarized above, will be determined by Vishay in its sole discretion. For a complete list of the conditions to the Offer, see “The Offer—Conditions to the Offer.”

The Company Board has the ability to satisfy certain of the principal conditions to the Offer, including the Section 203 Condition, the Rights Condition and the Impairment Condition, and to significantly assist in the satisfaction of the Financing Condition. Vishay and Purchaser believe that the Company Board should take all necessary actions to facilitate consummation of the Offer and hereby request that they do so. Although we believe that, under the circumstances of the Offer, the Company Board should do so, there can be no assurance that the Company Board will act to satisfy the conditions to the Offer. If the Company Board does not act to satisfy the conditions and facilitate the Offer, we will not be able to consummate the Offer.

How do you plan to obtain the financial resources to make payment?

In order to finance the purchase of all of the Shares pursuant to our Offer and the Proposed Merger, and, if necessary refinance certain debt of Vishay and the Company and their respective subsidiaries, provide for working capital and pay fees and expenses related to the transactions, Vishay plans to obtain the necessary funds from a combination of its available cash, borrowings under credit facilities that Vishay will seek to obtain from lenders and/or public or private issuance of securities. Vishay is working with Banc of America Securities LLC and Morgan Stanley & Co. Incorporated, who are also acting as Vishay’s financial advisors, to secure committed financing for the acquisition. When and if Vishay obtains commitment letters for such financing, such commitments would be filed with the SEC and would be available in the manner described in Section 9 of this offer to purchase. We estimate that the total amount of funds required to acquire the outstanding shares pursuant to the Offer and Proposed Merger and to pay related fees and expenses will be approximately $1.8 billion. See “The Offer—Source and Amount of Funds.” Included among the conditions to the Offer is the Financing Condition.

Is your financial condition relevant to my decision to tender in the Offer?

The financial condition of Vishay may be relevant to your decision to tender shares because this Offer is contingent upon our having received proceeds of financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger and to refinance all debt of Vishay and the Company that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger or the financing thereof and to pay all related fees and expenses. We cannot guarantee that Vishay will be able to obtain the financings necessary to satisfy the Financing Condition, particularly in light of the current crisis in the U.S. financial services industry. You should consider all of the information concerning the financial condition of Vishay included or incorporated by reference into this offer to purchase before deciding to tender Shares in the Offer. See “The Offer—Certain Information Concerning Purchaser and Vishay—Available Information.”

Have you held discussions with the Company?

We have tried repeatedly to discuss with the Company the potential acquisition of the Company by Vishay. We made a proposal to acquire all of the outstanding Shares in a negotiated merger transaction and we subsequently increased the value of our proposed purchase price to $23.00 per Share in cash, but the Company has indicated that it has no interest in discussing a potential transaction. See “The Offer—Background of the Offer.”

What are the associated preferred stock purchase rights?

The preferred stock purchase rights were created pursuant to the Amended and Restated Rights Agreement, dated December 15, 1998, as amended, between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent (the “Rights”), but currently are not represented by separate certificates. Instead, they are represented by the certificates for your shares of Company common stock. Presently, each such certificate represents not only shares of common stock but also the corresponding Right to purchase, at a price of $135 (subject to adjustment), one one-thousandth of a share of Junior Participating Preferred Stock per share of common stock represented by such certificate. The Rights are not exercisable until a “distribution” of such Rights occurs. Unless the Company Board elects to redeem the poison pill and, thus, terminates the Rights or amends the poison pill to postpone the distribution of such Rights, the announcement or commencement of this Offer would result in a distribution of the Rights 10 business days following such announcement or commencement with no further action from any party. Following the announcement of Vishay’s intention to make the Offer, the Company Board announced that it had taken action to postpone the distribution of the Rights until such later date as the Company Board shall determine. Absent such action (or if such action were to cease to be operative for any reason), the announcement or commencement of this Offer would, in accordance with the terms of the Company’s Rights Agreement, result in a distribution of the Rights with no further action from any party.

We believe that if the Rights Condition is satisfied, the Company’s Rights Agreement will not be an impediment to consummating either the Offer or the Proposed Merger. However, unless and until the Rights Condition is satisfied, the existence of the Rights has the practical effect of precluding Vishay and Purchaser from consummating the Offer, regardless of the extent to which the Company’s stockholders wish to sell their Shares pursuant to the Offer. Unless a distribution occurs, a tender of shares of Company common stock will include a tender of the associated Rights. If a distribution does occur, you will need to tender one Right with each share of common stock tendered. We will not pay any additional consideration for the tender of a Right. See “The Offer—Procedure for Tendering Shares,” “—Certain Information Concerning the Company” and “—Conditions to the Offer.”

How long do I have to decide whether to tender in the Offer?

You have until 12:00 midnight, New York City time, on October 27, 2008, to tender your Shares in the Offer, unless the Offer is extended by Purchaser. If you cannot deliver everything required to make a valid tender to BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure to tender your Shares in the Offer, which is described in “The Offer—Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

We may, in our sole discretion, extend the Offer at any time or from time to time. We may extend the Offer, for example, if any of the conditions specified in “The Offer—Conditions to the Offer” are not satisfied prior to the scheduled expiration date of the Offer.

We may also elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if we include one, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender their Shares and receive payment for Shares validly tendered. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Terms of the Offer; Expiration Date.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer or provide for a subsequent offering period, we will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed letter of transmittal, to the Depositary not later than the time that the Offer expires. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary prior to the expiration of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution, guarantee that the missing items will be received by the depositary within three business days after the expiration of the Offer. However, the Depositary must receive the missing items within that three business day period. See “The Offer—Procedures for Tendering Shares.”

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by November 27, 2008, you can withdraw them at any time after such date until we accept Shares for payment. If we decide to provide a subsequent offering period, we will accept Shares tendered during that period immediately and, thus, you will not be able to withdraw Shares tendered during any subsequent offering period. See “The Offer—Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you have the right to withdraw the Shares. See “The Offer—Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not properly withdrawn Shares promptly after the expiration of the Offer, subject to the satisfaction or waiver of the conditions to the Offer, as set forth in “The Offer—Conditions to the Offer.” We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Procedure for Tendering Shares”) and a properly completed and duly executed letter of transmittal and any other required documents for such Shares or such tender.

If I decide not to tender, how will the Offer affect my Shares?

As indicated above, if the Offer is consummated, Vishay intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate a merger with the Company. If the Proposed Merger with Purchaser takes place, stockholders not tendering in the Offer (other than those stockholders who properly seek appraisal of their Shares) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Proposed Merger with Purchaser takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. Under no circumstances will Vishay or Purchaser pay any interest on the purchase price for Shares by reason of any extension of the Offer or delay of stockholders in tendering their Shares.

Upon consummation of the Proposed Merger, the Company would be a wholly-owned subsidiary of Vishay. However, until the Proposed Merger with Purchaser takes place after the Offer is consummated, the number of stockholders and Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for the Shares, which may affect prices at which Shares trade. Also, as described below, the Company may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies.

Do I have statutory dissenters’ (or appraisal) rights in the Offer?

Appraisal rights are not available in the Offer. After the Offer, if the Proposed Merger takes place, appraisal rights will be available to holders of shares of common stock who do not vote in favor of the Proposed Merger and who properly seek appraisal rights for their shares in accordance with Section 262 of the General Corporation Law of the State of Delaware. The value you would receive if you perfect appraisal rights could be more or less than, or the same as, the price per Share to be paid in the Offer and Proposed Merger. See “The Offer—Certain Legal Matters; Regulatory Approvals.”

What is the market value of my common shares as of a recent date?

On August 14, 2008, the last full trading day before we publicly announced our original proposal to acquire all of the outstanding shares of common stock of the Company for $21.22 per share in cash, the closing price of a share of common stock of the Company was $18.82. On September 9, 2008, the last full trading day before we announced the increase of the price of our proposal to acquire all the outstanding shares of the Company to $23 per share, as well as our nomination of three candidates for election to the Company Board at the 2007 annual meeting, our intention to commence the tender offer and certain other matters, the closing price of a share of common stock of the Company was $21.10. On September 26, 2008, the last full trading day before we commenced the Offer, the closing price of a share of common stock of the Company was $19.70. The offer price of $23.00 per Share represents a premium of approximately 22% over the Company’s closing stock price on August 14, 2008, the last full trading day before we publicly announced our original proposal, and a premium of approximately 30% over the average closing price of Company common stock for the 30 trading days preceding that announcement. We advise you to obtain a current market quotation for your Shares before deciding whether to tender.

What are the material U.S. federal income tax consequences of receiving cash in exchange for Shares pursuant to the Offer or the Proposed Merger?

The receipt of cash in exchange for Shares pursuant to the Offer or the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the Shares sold. You should consult your tax advisor regarding the particular tax consequences of the Offer and the Proposed Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 6, “The Offer—Material U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can call Innisfree M&A Incorporated, the information agent for the Offer, at (877) 456-3402 (toll free) or (212) 750-5833 (call collect).

To: The Holders of Common Stock of International Rectifier Corporation

INTRODUCTION

IR Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vishay Intertechnology, Inc., a Delaware corporation (“Vishay”), hereby offers to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Common Stock”) of International Rectifier Corporation (the “Company”), including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of December 15, 1998, as amended, between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), at a price of $23.00 per Share, net to the seller in cash, without interest (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

Stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares in accordance with the procedure set forth in “The Offer—Procedure for Tendering Shares.” Unless the Rights have been distributed, a tender of Common Stock will also constitute a tender of the associated Rights.

If you tender your Shares to us in the Offer, you will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the letter of transmittal, transfer taxes on the sale of your Shares pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker tenders Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any such charges will apply. We will pay all charges and expenses of BNY Mellon Shareowner Services (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Fees and Expenses.”

The purpose of the Offer and the Proposed Merger (as defined below) is to enable Vishay to acquire control of, and the entire equity interest in, the Company. Vishay currently intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into the Company (the “Proposed Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Vishay. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger (the “Effective Time”), each Share then outstanding that is not owned by Vishay, Purchaser or other subsidiaries of Vishay (other than Shares owned by the Company) would be converted, pursuant to the terms of the Proposed Merger, into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest (and less any applicable withholding taxes).

Vishay is seeking to negotiate with the Company with respect to the acquisition of the Company by Vishay. Vishay and Purchaser reserve the right, subject to applicable laws and regulations, in their sole discretion, at any time and from time to time to (i) amend the Offer (including amending the number of Shares to be purchased and amending the purchase price) upon entering into a merger agreement with the Company or (ii) negotiate a merger agreement with the Company that does not involve a tender offer for Shares and pursuant to which merger agreement Purchaser would terminate the Offer and the Shares would, upon consummation of the merger contemplated by such merger agreement, be converted into the consideration negotiated by Vishay, Purchaser and the Company.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A TOTAL NUMBER OF SHARES REPRESENTING, TOGETHER WITH THE SHARES OWNED BY VISHAY, AT LEAST A MAJORITY OF THE TOTAL VOTING POWER OF ALL OF THE OUTSTANDING SHARES OF THE COMPANY ENTITLED TO VOTE GENERALLY IN THE ELECTION OF DIRECTORS OR WITH RESPECT TO A MERGER, CALCULATED ON A FULLY DILUTED BASIS AFTER CONSUMMATION OF THE OFFER (THE “MINIMUM CONDITION”), (2) VISHAY BEING SATISFIED IN ITS SOLE DISCRETION THAT THE RESTRICTIONS ON BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS SET FORTH IN SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW ARE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER OR ANY OTHER BUSINESS COMBINATION INVOLVING VISHAY OR

ANY OF ITS SUBSIDIARIES (INCLUDING PURCHASER) AND THE COMPANY (THE “SECTION 203 CONDITION”), (3) ALL WAITING PERIODS UNDER APPLICABLE ANTITRUST LAWS, INCLUDING THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED (THE “REGULATORY CONDITION”), (4) THE COMPANY’S BOARD OF DIRECTORS REDEEMING THE PREFERRED STOCK PURCHASE RIGHTS, OR VISHAY BEING SATISFIED IN ITS SOLE DISCRETION THAT SUCH RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE “RIGHTS CONDITION”), (5) VISHAY HAVING AVAILABLE TO IT PROCEEDS OF FINANCINGS THAT ARE SUFFICIENT, TOGETHER WITH CASH ON HAND, TO CONSUMMATE THE OFFER AND THE PROPOSED MERGER AND TO REFINANCE ALL DEBT OF THE COMPANY AND VISHAY THAT IS OR COULD BE REQUIRED TO BE REPURCHASED OR BECOMES, OR COULD BE DECLARED, DUE AND PAYABLE AS A RESULT OF THE OFFER OR THE PROPOSED MERGER OR THE FINANCING THEREOF AND TO PAY ALL RELATED FEES AND EXPENSES (THE “FINANCING CONDITION”), AND (6) THE COMPANY NOT HAVING ENTERED INTO OR EFFECTUATED ANY AGREEMENT OR TRANSACTION WITH ANY PERSON OR ENTITY HAVING THE EFFECT OF IMPAIRING PURCHASER OR VISHAY’S ABILITY TO ACQUIRE THE COMPANY OR OTHERWISE DIMINISHING THE EXPECTED VALUE TO VISHAY OF THE ACQUISITION OF THE COMPANY (THE “IMPAIRMENT CONDITION”).

In the event that the Offer is terminated or not consummated, or after the expiration of the Offer and pending consummation of the Proposed Merger, in accordance with applicable law and any merger agreement that it may enter into with the Company, Vishay may explore any and all options which may be available. In this regard, and after expiration or termination of the Offer, Vishay may seek to acquire additional Shares through open market purchases, block trades, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as Vishay may determine, which may be more or less than the price offered or paid per Share pursuant to the Offer and could be for cash or other consideration.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF THE COMPANY. ON SEPTEMBER 29, 2008, VISHAY FILED WITH THE SEC THE VISHAY PROXY STATEMENT CONTAINING CERTAIN BUSINESS PROPOSALS TO BE PRESENTED TO THE COMPANY’S STOCKHOLDERS AND VISHAY’S PROPOSAL TO NOMINATE THREE PERSONS FOR ELECTION TO THE COMPANY’S BOARD OF DIRECTORS AT THE 2007 ANNUAL STOCKHOLDERS MEETING OF THE COMPANY TO BE HELD ON OCTOBER 10, 2008. ANY SOLICITATION IS BEING MADE PURSUANT TO SUCH VISHAY PROXY STATEMENT IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934 AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “EXCHANGE ACT”).

THE OFFER

1.	Terms of the Offer; Expiration Date.

On the terms and subject to the conditions set forth in this Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn prior to the Expiration Date.

“Expiration Date” means 12:00 midnight, New York City time, on October 27, 2008, unless we extend the period of time for which the Offer is open, in which event, “Expiration Date” means the latest time and date on which the Offer, as so extended, shall expire.

The Offer is conditioned upon, among other things, the satisfaction of (1) the Minimum Condition, (2) the Section 203 Condition, (3) the Regulatory Condition, (4) the Rights Condition, (5) the Financing Condition, and (6) the Impairment Condition. The Offer is also subject to other conditions as described in “The Offer—Conditions to the Offer.” If any of the conditions are not satisfied, we may: (i) terminate the Offer and return all tendered Shares; (ii) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in “The Offer—Withdrawal Rights,” retain all Shares until the Expiration Date as so extended; or (iii) waive the unsatisfied conditions and, subject to any requirement to extend the period of time during which the Offer must remain open, purchase all Shares validly tendered prior to the Expiration Date and not properly withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of our right to extend, amend, delay or terminate the Offer, see “The Offer—Extension of Tender Period; Termination; Amendment” and “The Offer—Conditions to the Offer.”

On the date of this offer to purchase, Vishay owns beneficially and of record 1,100 shares of the common stock of the Company. The Company disclosed in the Vishay Proxy Statement that, as of September 19, 2008, there were approximately 75,875,672 shares of common stock outstanding. In addition, the Company disclosed in its Annual Report on Form 10-K for the fiscal year ended June 30, 2008 that as of June 30, 2008, 13.8 million shares of common stock were reserved for issuance under stock option plans, of which 9.4 million stock options and restricted stock units were outstanding. For purposes of the Minimum Condition, “fully diluted basis” assumes that all outstanding stock options are fully exercisable. The actual minimum number of Shares required to satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase.

We may, subject to certain conditions, elect to provide a subsequent offering period of between three business days and 20 business days in length after the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, after completion of the first purchase of Shares in the Offer, during which stockholders would be able to tender Shares not tendered in the Offer. During a Subsequent Offering Period, tendering stockholders would not have withdrawal rights and we would promptly purchase and pay for any Shares tendered at the same price paid in the Offer. We may provide a Subsequent Offering Period so long as, among other things:

(1)	the initial 20-business day period of the Offer has expired;

(2)	we offer the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer;

(3)	we immediately accept and promptly pay for all Shares tendered during the Offer and prior to its expiration;

(4)	we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period; and

(5)	we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

A Subsequent Offering Period, if one is included, is not an extension of the Offer, which would already have been completed. We do not currently intend to include a subsequent offering period in the Offer, although we reserve the right to do so in our sole discretion.

Under Exchange Act Rule 14d-7, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

This offer to purchase, the letter of transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser.

2.	Extension of Tender Period; Termination; Amendment.

We reserve the right, subject to applicable laws and regulations, in our sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open, and thereby delay the acceptance of, and the payment for, the Shares and (ii) to amend the Offer in any other respect, by giving notice of such extension or amendment to the Depositary. We also have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the SEC Staff applicable to the Offer or any period required by applicable law. We expressly reserve the right to waive (to the extent legally permissible) any of the conditions to the Offer, to make any change in the terms of our conditions to the Offer (including the addition of new conditions) and to provide a Subsequent Offering Period for the Offer in accordance with the Exchange Act Rule 14d-11.

If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d–4(d)(1), 14d–6(c) and 14e–1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum 10–business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we decide, in our sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase (or decrease) is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until at least the expiration of 10 business days from the date the notice of the increase (or decrease) is first published, sent or given to holders of Shares.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement, in the case of an extension of the Offer, to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Exchange Act Rule 14e-1(d). Subject to applicable law (including Exchange Act Rules 14d-4(d) and 14d-6(c), which requires that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release.

If we extend the time during which the Offer is open, or if we are delayed in our acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under “The Offer—Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Exchange Act Rule 14e-1(c), which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the bidder’s offer.

3.	Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as we are permitted to do so under applicable law, subject to the satisfaction or waiver of the conditions set forth in “The Offer—Conditions to the Offer.” In addition, we reserve the right, subject to compliance with Exchange Act Rule 14e-1(c), to delay the acceptance for payment or payment for Shares pending receipt of any regulatory or governmental approvals to the Offer as described herein under “The Offer—Certain Legal Matters; Regulatory Approvals.” For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Extension of Tender Period; Termination; Amendment.”

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Procedure for Tendering Shares”)) and a properly completed and duly executed letter of transmittal and any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Procedure for Tendering Shares.”

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We reserve the right to transfer or assign, in whole or, from time to time, in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility, as defined below), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

4.	Procedure for Tendering Shares.

Valid Tender of Shares. To validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this offer to purchase (A) a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal and (B) the share certificate(s) evidencing the Shares (the “Share Certificates”) to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery, including an Agent’s Message (as defined below) if the tendering stockholder has not delivered a letter of transmittal), in each case by the Expiration Date, or (ii) you must comply with the guaranteed delivery procedure described below.

The method of delivery of Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary, including, in the case of a book-entry transfer, by Agent’s Message (as defined below). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the letter of transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message (as defined below) and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase by the Expiration Date, or you must comply with the guaranteed delivery procedure described below. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which provides that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the letter of transmittal and that Purchaser may enforce such agreement against such participant.

DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc. (each an “Eligible Institution”). Signatures on a letter of transmittal need not be guaranteed (i) if the letter of transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the letter of transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5, 6 and 7 of the letter of transmittal for more information.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Share Certificates and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the Share Certificates (or a confirmation of a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed letter of transmittal (or facsimile thereof) with any required signature guarantee or an Agent’s Message and any other documents required by the letter of transmittal, are received by the Depositary within three business days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If Share Certificates are sent by mail, we recommend registered mail with return receipt requested, properly insured. The procedures for guaranteed delivery above may not be used during any Subsequent Offering Period.

Backup Withholding. Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, you must provide the Depositary with (i) your correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that you are not subject to backup withholding by completing the Form W-9 included in the letter of transmittal, or (ii) if applicable, an adequate basis for exemption. If you do not provide a correct TIN or fail to provide the certifications described above, the Internal Revenue Service may impose a penalty, and any payment made to you pursuant to the Offer may be subject to backup withholding at a rate of 28%. All shareholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Form W-9 included in the letter of transmittal to provide the information and certifications necessary to avoid backup withholding, or otherwise establish a basis for exemption. Certain shareholders (including, among others, all corporations and certain foreign persons) are not subject to backup withholding. In order for a foreign shareholder to qualify as an exempt recipient, such shareholder should complete and sign an appropriate Form W-8 (a copy of which may be obtained from the Depositary) attesting to such person’s exempt status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against the shareholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

Grant of Proxy. By executing a letter of transmittal (or delivering an Agent’s Message) as set forth above, you irrevocably appoint designees of Purchaser as your proxies in the manner set forth in the letter of transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this offer to purchase). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders, which are made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered and (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the letter of transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of Vishay, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Withdrawal Rights.

You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after November 27, 2008 unless such Shares are accepted for payment as provided in this offer to purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this section.

To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase, and the notice of withdrawal must specify the name of the person(s) who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person(s) who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Procedure for Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Vishay, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

If Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during that Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

6.	Material U.S. Federal Income Tax Consequences.

The following is a general discussion of the material U.S. federal income tax consequences of the Offer and the Proposed Merger to holders of Shares. As used herein, “holder” means a beneficial owner of Shares that is an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia; a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

This discussion assumes that a holder holds Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, shareholders liable for the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, non-U.S. persons, shareholders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, shareholders who acquired Shares through the exercise of employee stock options or other compensation arrangements, or persons that are partners in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares). This discussion does not address the tax consequences of the Proposed Merger to holders of Shares who validly exercise dissenters’ rights with respect to their Shares. In addition, the discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

The receipt of cash pursuant to the Offer or the Proposed Merger by holders of Shares will be a taxable transaction for U.S. federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received in exchange for such Shares and (ii) the holder’s adjusted tax basis in such Shares. If a holder acquired different blocks of Shares at different times or different prices, the holder must calculate its gain or loss and determine its adjusted tax basis and holding period separately with respect to each block of Shares. If the holding period in the Shares surrendered in the Offer or the Proposed Merger, as applicable, is greater than one year, the gain or loss will be long-term capital gain or loss. Capital losses are subject to limitations on deductibility for both corporate and non-corporate holders.

See Section 4 of this offer to purchase with respect to the application of U.S. federal income tax backup withholding to payments made pursuant to the Offer.

Holders of Shares should consult their own tax advisor to determine the particular tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the receipt of cash in exchange for Shares pursuant to the Offer or the Proposed Merger.

7.	Price Range of Common Stock; Dividends.

The Company’s common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “IRF.” The following table sets forth, for each of the periods indicated based on the Company’s fiscal year that ends on June 30, the high and low closing sales prices per Share on the NYSE based on published financial sources. The Company has not declared or paid cash dividends on its common stock for the periods presented below.

	High	Low

Fiscal 2007 (ended June 30, 2007)
First Quarter	$38.75	$32.38
Second Quarter	41.37	33.50
Third Quarter	43.95	37.00
Fourth Quarter	38.80	34.11
Fiscal 2008 (ended June 30, 2008)
First Quarter	$39.50	$30.77
Second Quarter	35.54	31.67
Third Quarter	33.97	20.63
Fourth Quarter	25.30	19.76
Fiscal 2009 (ending June 30, 2009)
First Quarter (through September 26, 2008)	$22.57	$16.63

On August 14, 2008, the last full trading day before we publicly announced our original proposal to acquire all of the outstanding shares of common stock of the Company for $21.22 per Share in cash, the closing price of a share of common stock of the Company was $18.82. On September 26, 2008, the last full trading day before we commenced the Offer, the closing price of a share of common stock of the Company was $19.70.

We advise you to obtain a current market quotation for your Shares before deciding whether to tender in the offer.

8.	Certain Information Concerning the Company.

General. The following information is based solely on publicly available documents filed by the Company with the SEC. The Company was incorporated in 1947 and has its principal executive offices at 233 Kansas Street, El Segundo, California 90245. The telephone number of the Company’s executive offices is (310) 726-8000.

The Company’s operations include the following seven reportable business segments: the Power Management Devices (“PMD”) segment; the Energy-Saving Products (“ESP”) segment; the Aerospace and Defense (“A&D”) segment; the Enterprise Power (“EP”) segment; the PowerStage (“PS”) segment; the Intellectual Property (“IP”) segment; and the Transition Services (“TS”) segment.

The Company’s reported segments were redefined after the sale on April 1, 2007 of the Company’s Power Control Systems (“PCS”) business to Vishay (the “PCS Sale”). Vishay purchased the PCS business for $339.6 million, including $14.5 million of restricted cash temporarily held in escrow to cover indemnity obligations, if any, and the net cash retained by the Company from the assets of the entities being sold which totaled approximately $49.4 million.

The PMD segment consists of the Company’s discrete power metal oxide semiconductor field effect transistors (“MOSFETs”), excluding DirectFET® and insulated gate bipolar transistors (“IGBTs”). These products are multi-market in nature and therefore add value across a wide range of applications and markets. The PMD segment targets power supply, automotive, notebook and industrial and commercial battery-powered applications.

The ESP segment includes the Company’s high voltage analog and mixed signal integrated circuits (“HVICs”), digital control integrated circuits (“ICs”), intelligent power switch ICs, micro-electronic relay ICs, motion control modules, high voltage DirectFET® and IGBTs. ESP targets solutions in variable-speed motion controls for washing machines, refrigerators, air conditioners, fans, pumps and compressors; advanced lighting products such as fluorescent lamps, high intensity discharge lamps, cold cathode fluorescent tubes and light emitting diodes; advanced automotive solutions such as diesel injection and electric-gasoline hybrids; and consumer applications such as plasma televisions, LCD TV and class D audio systems. These products provide multiple technologies to deliver completely integrated design platforms specific to these customers.

The A&D segment includes the Company’s RAD-Hardtm power management modules, RAD-Hardtm power MOSFETs, RAD-Hardtm ICs, and other high-reliability power components that address power management requirements in satellites, launch vehicles, aircraft, ships, submarines and other defense and high-reliability applications. A&D’s strategy is to apply multiple technologies to deliver highly efficient power delivery in applications that operate in harsh environments such as space, underwater and underground, and certain medical applications.

The EP segment includes the Company’s low-voltage ICs (including XPhase® and SupIRBucktm), DirectFET® Power MOSFETs. Products within the EP segment are focused on data center applications (servers, storage, routers and switches), and communication infrastructure equipment end markets. Generally, these products contain multiple differentiated technologies and are targeted to be combined as system solutions to the Company’s customers for their next generation applications that require a higher level of performance and technical service.

The PS segment is solely composed of the Company’s iPOWIR® product which is an optimized and versatile functional component that combines multiple power semiconductors, ICs, and passive elements into a single thermally enhanced package. The PS segment targets computers, switchers and routers, servers and game stations.

The IP segment includes revenues from the sale of the Company’s technologies and manufacturing process know-how, in addition to the operating results of the Company’s patent licensing and settlements of claims brought against third parties. IP segment revenue is dependent on the unexpired portion of the Company’s licensed MOSFET patents.

The TS segment consists of the operating results of the transition services, including wafer fabrication, assembly, product supply, test and other manufacturing related support services being supplied to Vishay as part of the PCS Sale.

The Commodity Products (“CP”) segment is comprised primarily of older-generation power components that have widespread use throughout the power management industry, but are typically commodity in nature. The Company sold the business reported within CP to Vishay as part of the PCS Sale on April 1, 2007.

Preferred Stock Purchase Rights. The following description of the Rights is based solely upon publicly available documents filed by the Company with the SEC. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement by and between the Company and Chase Mellon Shareholder Services, L.L.C., dated as of December 15, 1998 (the “Rights Agreement”), which is filed as Exhibit 4(a) to the Company’s Report on Form 10-K filed with the SEC on October 1, 1999, and subsequent amendments thereto.

The Company entered into its original Rights Agreement on August 15, 1996 and its Amended and Restated Rights Agreement on December 15, 1998 pursuant to which it declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock, to be made as of August 14, 1996. Each Right entitles the registered holder to purchase from the Company, initially, one one-thousandth of a share of Junior Participating Preferred Stock at a price of $135, subject to adjustment.

The Rights become exercisable upon the earlier to occur of: (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the Company’s general voting power other than pursuant to a Qualified Offer (as defined below) (an “Acquiring Person”); or (ii) 10 business days (or such later date as may be determined by action of the Company Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Company’s general voting power (the date of such earlier occurrence being called the “Distribution Date”). Following the announcement of Vishay’s intention to make the Offer, the Company Board has taken action to postpone the distribution of such rights until such later date as the Company Board shall determine. A “Qualified Offer” means a tender or exchange offer for all outstanding Shares at a price and on terms determined to be adequate and otherwise in the best interests of the Company and its stockholders by at least a majority of the Company’s directors who are not representatives of or affiliated with the person making such offer. Until the Distribution Date, the Rights will be evidenced by the certificates representing the Shares and will be transferred with and only with the Shares.

The Rights have a “flip-in” provision that is triggered when a person becomes an Acquiring Person (the “Stock Acquisition Date”). Upon the Stock Acquisition Date, each Right entitles its holder to purchase an amount of Shares having a then current market value equal to two times the exercise price of the Right. Rights owned by any person who becomes an Acquiring Person will become null and void. The Rights also have a “flip-over” provision which specifies that if, at any time after the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person becomes an Acquiring Person, and prior to the acquisition by such person of 50% of the outstanding common stock, a majority of the Company Board may exchange the Rights, in whole or in part, for Shares at an exchange ratio of one Share per Right. At any time prior to the existence of an Acquiring Person, the Company may redeem the Rights in whole, but not in part, for $0.01 per Right. The Rights will expire on November 25, 2008, unless extended or earlier redeemed or exchanged.

Based on publicly available information, Vishay and Purchaser believe that, as of the date of this offer to purchase, the Rights are not exercisable, the Right certificates have not been issued and the Rights are evidenced by the Share Certificates. Following the announcement of Vishay’s intention to make the Offer, the Company Board announced that it has taken action to postpone the distribution of such Rights until such later date as the Company Board shall determine. Absent such action (or if such action were to cease to be operative for any reason), the announcement or commencement of this Offer would, in accordance with the terms of the Company’s Rights Agreement, result in a distribution of the preferred stock purchase rights with no further action from any party.

We believe that if the Rights Condition is satisfied, the Rights Agreement will not be an impediment to consummating either the Offer or the Proposed Merger. However, unless and until the Rights Condition is satisfied, the existence of the Rights has the practical effect of precluding Vishay and Purchaser from consummating the Offer, regardless of the extent to which the Company’s stockholders wish to sell their Shares pursuant to the Offer.

Available Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. Copies of such material can also be obtained at the internet site maintained by the SEC at http://www.sec.gov.

Except as otherwise provided in this offer to purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. However, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

9.	Certain Information Concerning Purchaser and Vishay.

General. Purchaser is a recently incorporated Delaware corporation with principal executive offices at 63 Lancaster Ave, Malvern, PA 19355-2143. The telephone number of Purchaser’s principal executive offices is (610) 644-1300. Purchaser was formed solely for the purposes of engaging in the Offer and the Proposed Merger. To date, Purchaser has engaged in no activities other than those incident to Purchaser’s formation and the commencement of the Offer. Purchaser is a wholly owned subsidiary of Vishay.

Vishay is a Delaware corporation formed in 1962, and maintains principal executive offices at 63 Lancaster Ave, Malvern, PA 19355-2143. The telephone number of Vishay’s principal executive offices is (610) 644-1300. Vishay is a leading international manufacturer and supplier of semiconductors and passive electronic components. Semiconductors include: rectifiers; diodes; transistors; ICs such as power ICs and analog switches; modules that contain several different types of semiconductors in a single package; and optoelectronic products such as infrared (“IR”) emitters and detectors, IR receiver modules, optocouplers, optical sensors, light-emitting diodes (“LEDs”), and IR data transceiver modules. Passive electronic components include resistive products, capacitors, inductors, strain gage transducers, and stress analysis systems.

Discrete semiconductors and passive electronic components are essential elements of almost every type of electronic circuit. They support the microprocessor chips and other ICs that coordinate and control the functions of electronic devices and equipment. Vishay offers its customers “one-stop” access to one of the most comprehensive electronic component product lines of any manufacturer in the United States, Europe and Asia. Vishay’s components are used in virtually every type of product that contains electronic circuitry, in the industrial, computing, automotive, consumer, telecommunications, military, aerospace and medical markets.

Vishay’s products can be divided into two general classes: semiconductors and passive components. These broad categories are also the basis used to determine Vishay’s operating segments for financial reporting purposes.

Vishay’s Semiconductors segment includes discrete devices, ICs and modules. Semiconductors are sometimes referred to as “active components” because they require power to function. Discrete semiconductors are single components or arrangements of components that typically perform a single function, such as switching, amplifying, rectifying, or transmitting electrical signals. Vishay’s ICs combine the functions of multiple semiconductor and passive components on a single chip. IC products from Vishay are focused on analog signal switching and routing, power conversion and power management. Our modules combine several components into a single package. Examples include our power modules that contain power diodes, thyristors, MOSFETs and IGBTs, and our dc-to-dc converter modules. Our discrete semiconductors and ICs are manufactured and marketed primarily through our Siliconix subsidiary, our Vishay Semiconductor GmbH subsidiary and our General Semiconductor business. The product lines acquired as part of the PCS Sale have been integrated into our Siliconix subsidiary and our Vishay Semiconductor GmbH subsidiary. We also include in the category of semiconductors our line of optoelectronic components, manufactured and marketed by our subsidiary Vishay Semiconductor GmbH, and our infrared components business.

Our Passive Components segment includes resistors, capacitors and magnetics such as inductors and transformers. They are referred to as “passive” because they do not require a power supply to handle the signals that pass through them. Passive components are used to store electrical charges, to limit or resist electrical current and to help in filtering, surge suppression, measurement, timing and tuning applications. We also include in this category the products of our Measurements Group that employ passive components in electro-mechanical measurements.

As of the date of this offer to purchase, Vishay beneficially owns 1,100 Shares, representing less than 1% of the outstanding Shares. Vishay acquired these Shares in ordinary brokerage transactions: 100 Shares were purchased on September 8, 2008 at a price of $21.87 per Share, and 1,000 Shares were purchased on August 27, 2008 at a price of $22.25 per Share. No part of the purchase price or market value of these shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares.

Except for the foregoing and except as set forth elsewhere in this offer to purchase (including “The Offer—Background of the Offer” and “The Offer—Certain Information Concerning the Company”) or Schedule I to this offer to purchase: (i) none of Vishay, Purchaser and, to Vishay’s and Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Vishay, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Vishay, Purchaser and, to Vishay’s and Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Vishay, Purchaser and, to Vishay’s and Purchaser’s knowledge, the persons listed in Schedule I to this offer to purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this offer to purchase, there have been no transactions between Vishay, Purchaser, their subsidiaries or, to Vishay’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this offer to purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this offer to purchase, there have been no contracts, negotiations or transactions between Vishay, Purchaser, their subsidiaries or, to Vishay’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this offer to purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

The summary consolidated financial data set forth below for each of the fiscal years ended December 31, 2007 and December 31, 2006 has been derived from Vishay’s audited consolidated financial statements, which are incorporated herein by reference to Vishay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 27, 2008. The summary consolidated financial data for the six months ended June 28, 2008 and June 30, 2007 have been derived from Vishay’s unaudited consolidated interim financial statements, which are incorporated herein by reference to Vishay’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2008, filed with the SEC on August 5, 2008. The summary consolidated financial data for the six fiscal months ended June 28, 2008 are not necessarily indicative of the results that can be expected for the full fiscal year ending December 31, 2008. More comprehensive financial information is included in such reports and other documents filed by Vishay with the SEC, and the following summary is qualified in its entirety by reference to, and should be read in conjunction with, such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth with respect to the Company in “The Offer—Certain Information Concerning the Company—Available Information.”

Vishay Intertechnology, Inc.

Selected Consolidated Financial Data
(in thousands, except per share data and ratios)

	Year Ended December 31,		Six Fiscal Months Ended
	2007	2006	6/28/08	6/30/07

Statement of Operations Data:
Net revenues	$2,833,266	$2,581,477	$1,507,677	$1,374,053
Gross profit	694,828	659,132	352,182	353,066

Income (loss) from continuing operations before taxes and minority interest	205,664	191,550	(727,395)	123,728
Income (loss) from continuing operations	140,351	139,736	(724,121)	92,009
Net earnings (loss)	130,764	139,736	(766,257)	90,711
Ratio of earnings to fixed charges	6.09	5.34	*	7.05

Comparative Per Share Data:
Basic earnings (loss) per share**:
Continuing operations	0.76	0.76	(3.89)	0.50
Discontinued operations	(0.05)	—	(0.23)	(0.01)
Net earnings	0.70	0.76	(4.11)	0.49
Diluted earnings (loss) per share**:
Continuing operations	0.74	0.73	(3.89)	0.48
Discontinued operations	(0.05)	—	(0.23)	(0.01)
Net earnings	0.69	0.73	(4.11)	0.47
Weighted average shares outstanding:
Basic	185,646	184,400	186,357	184,942
Diluted	198,226	210,316	186,357	203,702

	As of December 31,		As of
	2007	2006	6/28/08

Balance Sheet Data:
Total current assets	1,742,801	1,727,247	1,845,666
Noncurrent assets	3,252,434	2,964,649	2,477,064
Total assets	4,995,235	4,691,896	4,322,730

Total current liabilities	596,928	534,414	853,493
Long-term debt, less current portion	607,237	608,434	344,204
Other noncurrent liabilities	428,931	463,441	443,530
Total liabilities	1,633,096	1,606,289	1,641,227

Minority interest	5,364	4,794	5,271
Total stockholders’ equity	3,356,775	3,080,813	2,676,232
Book value per share	18.01	16.70	14.36

*	Earnings for the six fiscal months ended June 28, 2008 were insufficient to cover fixed charges by $708,851,000, principally due to a non-cash goodwill impairment charge.
**	May not add due to rounding.

Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing stockholders’ equity by the number of shares of common stock outstanding at the respective balance sheet date. In calculating the ratios of earnings to fixed charges, earnings include pre-tax income before adjustment for minority interest in consolidated subsidiaries plus fixed charges and exclude equity in net income of our affiliates. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

Available Information. Vishay is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Vishay is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Vishay. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “The Offer—Certain Information Concerning the Company—Available Information.”

10.	Source and Amount of Funds.

Purchaser estimates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer and Proposed Merger and to pay related fees and expenses will be approximately $1.8 billion. In addition, Vishay anticipates that, in connection with consummation of the Offer and the Proposed Merger, it may need to refinance or obtain waivers with respect to approximately $250 million of borrowings which are outstanding under its credit facility. Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Vishay. Vishay plans to obtain the funds for such capital contributions or advances from a combination of available cash, borrowings under credit facilities that Vishay will seek to obtain from lenders and/or public or private issuance of securities. Vishay is working with Banc of America Securities LLC and Morgan Stanley & Co. Incorporated, who are also acting as Vishay’s financial advisors, to secure committed financing for the acquisition. When and if Vishay obtains commitment letters for such financing, such commitments would be filed with the SEC and would be available in the manner described in Section 9 of this offer to purchase. We cannot guarantee that Vishay will be able to obtain the financings necessary to satisfy the Financing Condition, particularly in light of the current crisis in the U.S. financial services industry. Included among the conditions to the Offer is the Financing Condition.

It is anticipated that the indebtedness incurred by Vishay in connection with the Offer and the Proposed Merger will be repaid from funds generated internally by Vishay and its subsidiaries (including, after the Proposed Merger, if consummated, cash on hand of the Company and its subsidiaries) and through additional borrowings. No final decisions have been made, however, concerning the method Vishay will employ to repay such indebtedness. Such decisions, when made, will be based on Vishay’s review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

11.	Background of the Offer; Other Transactions with the Company.

The Offer and Vishay’s Proxy Solicitations

In early 2006, representatives of Vishay approached Mr. Alexander Lidow, who at the time was the Chief Executive Officer of the Company, concerning a possible business combination transaction. The Company did not express interest in such a transaction and the matter was not pursued at the time by Vishay.

At about the same time, the Company through its investment banker began soliciting interest from potential buyers including Vishay for the acquisition of the Company’s Power Control Systems (“PCS”) business. Vishay expressed interest in acquiring the PCS business and negotiations between the Company and Vishay regarding a potential PCS sale ensued. The parties executed transaction agreements on November 8, 2006 and consummated the acquisition transaction on April 1, 2008. Further information regarding the PCS transaction is provided below in the section titled “Background of the Offer; Other Transactions with the Company—Acquisition of the Company’s PCS Business.”

On October 17, 2007, Dr. Felix Zandman, Executive Chairman of the Board of Vishay, and Dr. Gerald Paul, Chief Executive Officer of Vishay, wrote to the Company Board to again propose a business combination. Dr. Zandman’s letter indicated Vishay contemplated a tender offer or merger in which the Company’s stockholders would receive all cash consideration, at a price to be discussed. The Company responded that it did not wish to pursue the proposal at that time, given its ongoing internal investigation of accounting and financial reporting practices.

Beginning in June 2008, Vishay raised with the Company claims that it had regarding the sale of the PCS business. Vishay also sought without success to arrange a meeting between Dr. Zandman and Mr. Oleg Khaykin, the Company’s new Chief Executive Officer.

On August 1, 2008, the Company filed its Annual Report on Form 10-K for its fiscal year ended June 30, 2007, as well as its Quarterly Reports on Form 10-Q for each of the four fiscal quarters following March 31, 2007.

In early August 2008, Vishay renewed its efforts to arrange a meeting between Dr. Zandman and Mr. Khaykin, but no meeting was held.

On August 14, 2008, Dr. Zandman called Mr. Khaykin and informed him that Vishay would be sending to the Company’s Board an acquisition proposal. Thereafter, Dr. Zandman and Dr. Paul, Vishay’s President and Chief Executive Officer, sent a letter to the Company’s Board which expressed Vishay’s interest in a transaction and proposed an acquisition price of $21.22 in cash for all of the outstanding Shares of the Company. The full text of this letter is set out below:

August 14, 2008
Board of Directors
International Rectifier Corporation
233 Kansas Street
El Segundo, CA 90245

Attention:	Mr. Richard J. Dahl
Chairman
Mr. Oleg Khaykin
Chief Executive Officer

Gentlemen:

In the fall of 2007, we wrote to you with a proposal for the combination of Vishay Intertechnology, Inc. and International Rectifier Corporation. Vishay’s interest in IR is not new and predates the recent turmoil at the company. In early 2006, we presented the former Chief Executive Officer of IR with a written acquisition proposal and followed this written offer with direct discussions with the CEO. Unfortunately, we did not receive IR’s positive response. We are renewing our proposal, which we believe merits the most serious consideration by the Board of Directors of IR, especially at the current time.

We would offer to pay $21.22 in cash for all outstanding shares of IR. This offer represents an approximately 13% premium over the closing price of International Rectifier common stock of $18.82 on August 14, 2008, and a 20% premium over its 30 day moving average of $17.69.

Vishay is one of the world’s foremost international manufacturers and suppliers of semiconductors and passive electronic components. As we said earlier, we have always been a great admirer of IR’s core technologies and competencies, its dedicated and innovative personnel and the contributions and engineering advances that IR has made in our industry. We believe there are significant synergies to be achieved through a combination of Vishay and IR, which we believe would create the premier manufacturer and supplier of discrete electronic components worldwide.

Following the PCS acquisition last year, Vishay has come to know IR and its personnel in various disciplines and at multiple levels. Vishay is therefore uniquely positioned to complete the acquisition of IR rapidly, with efficiency and with minimal operational disruption. We believe this will provide a smooth transition for IR employees and management and be generally beneficial for all of IR’s constituencies.

We have been following the course of IR’s internal investigation, the announcement of its findings and the consequent restatement of IR’s public reporting with the Securities and Exchange Commission. We also understand that legal proceedings have been filed seeking to recover damages on account of the accounting improprieties, creating lingering uncertainties from this unfortunate episode in IR’s storied history. Vishay is prepared to go forward with the negotiation of a transaction between our companies at this time notwithstanding these circumstances.

We would require the opportunity to conduct a customary diligence investigation. However, because of our extensive knowledge of the industry, we believe that our investigation could be conducted on a most expeditious basis and would be on a more limited scale than would ordinarily be the case. Among other things, we would need to understand the results of the Company’s internal investigation beyond the public disclosures.

We are confident that, with Vishay’s cash-on-hand and the financing sources available to Vishay, the funds necessary for the transaction would be readily available.

In addition to our due diligence, any transaction would of course be subject to the negotiation of mutually satisfactory transaction terms with customary conditions.

We continue to believe that a joinder of the businesses and operations of our two companies presents a logical and exciting opportunity that offers substantial potential rewards to shareholders, employees and the other constituencies that our companies serve. We are prepared to meet with Mr. Dahl, Mr. Khaykin and members of the Company’s management team at a time and place of their earliest convenience to begin discussions, subject to appropriate confidentiality agreements.

We look forward to your positive response.

Sincerely,

/s/ Felix Zandman	/s/ Gerald Paul

Dr. Felix Zandman	Dr. Gerald Paul
Executive Chairman of the Board of Directors	President and Chief Executive Officer
Chief Technical and Business Development Officer

The following day, Vishay issued a press release announcing that it had made the foregoing acquisition proposal. Also on August 15, 2008, the Company issued a press release acknowledging receipt of Vishay’s proposal.

On August 25, 2008, Dr. Zandman sent a letter to Mr. Richard J. Dahl, the Chairman of the Company Board, and Mr. Oleg Khaykin, the Company’s Chief Executive Officer, reiterating Vishay’s strong desire to negotiate a consensual transaction with the Company and requesting a meeting.

On August 28, 2008, Mr. Dahl sent a letter to Dr. Zandman and Dr. Paul which indicated that the Company’s board had rejected Vishay’s proposal.

On August 29, 2008, the Company issued a press release announcing that its Board had determined to reject Vishay’s acquisition proposal. In addition, the Company announced that the delayed 2007 annual meeting of stockholders and the election of the Class One directors of the Company Board would be held on October 10, 2008. The Company had not held an annual meeting since 2006, and it indicated it intended to delay the 2008 annual meeting until “early 2009.” The Company also announced that September 19, 2008 was the record date for the 2007 annual meeting, and that the deadline for stockholders to submit advance notice of director nominations and business proposals to be made at that meeting was September 10, 2008.

On September 3, 2008, Dr. Zandman sent a letter to Mr. Dahl reiterating again Vishay’s desire to discuss a merger and requesting a meeting.

On September 5, 2008, Mr. Dahl sent a letter to Dr. Zandman which reiterated that the Company Board had rejected Vishay’s acquisition proposal and saw no purpose served by a meeting or dialogue with Vishay.

On September 10, 2008, Dr. Zandman and Dr. Paul sent the following letter to the Company Board to indicate Vishay had increased its offer price to $23.00 in cash per Share:

September 10, 2008

The Board of Directors
International Rectifier Corporation
233 Kansas Street
El Segundo, California 90245

Attention:	Mr. Richard J. Dahl—Chairman
Mr. Oleg Khaykin—Chief Executive Officer

Gentlemen:

Over the past several weeks, we have sought to engage you in discussions regarding our proposal to combine Vishay Intertechnology, Inc. and International Rectifier Corporation. As we have indicated to you, it has been and remains our strong preference to work together with International Rectifier and its Board of Directors to negotiate an agreement that is mutually beneficial for our respective stockholders, employees, customers and other stakeholders. We are disappointed that, despite our best efforts, including indicating that we are willing to discuss all aspects of our proposal, you have flatly refused to discuss any transaction with us and to explore the benefits of the combination of our two companies.

We are committed to bringing our two companies together to create a global leader in the manufacturing of power integrated circuits, discrete semiconductors and passive electronic components. To demonstrate our commitment to consummating a transaction in a timely manner, we are today increasing our all-cash proposal to acquire all of the outstanding shares of International Rectifier to $23.00 per share. Our proposal offers a full and fair price and provides an attractive opportunity for your stockholders to realize significant value for their investment in International Rectifier. The increased price represents a 22% premium over International Rectifier’s closing stock price on August 14, 2008, the last trading day prior to public disclosure of Vishay’s original acquisition proposal, and a 30% premium over International Rectifier’s average closing stock price for the 30 trading days preceding that announcement. Further, we are confident our increased proposal would provide your stockholders with far greater value than what International Rectifier could achieve on its own in the foreseeable future.

You have refused to engage with Vishay regarding our interest in a combination transaction and have set a very tight timeframe for your stockholders to have any say over the matters to be considered at a stockholders meeting which is being delayed by almost eleven months. As a result, you have left us with no alternative but to take the steps we are announcing today, including presenting our increased proposal directly to your stockholders. Thus, we intend to commence shortly a tender offer to acquire all of the outstanding shares of International Rectifier for $23.00 per share in cash.

International Rectifier stockholders deserve to be represented by directors who will not deprive them of the opportunity to receive a significant cash premium for their shares. Accordingly, today we are delivering written notice under International Rectifier’s bylaws that sets forth the names of three highly qualified, independent individuals whom we intend to nominate for election to International Rectifier’s Board of Directors at your delayed 2007 Annual Meeting of Stockholders, which you have scheduled for October 10, 2008. These nominees have committed that, if elected, they will exercise their independent judgment as directors in accordance with their fiduciary duties. We are confident they would seek to work with the rest of the Board to determine the best course of action for International Rectifier’s stockholders.

In addition, as stated in our written notice, we intend to propose amendments to International Rectifier’s bylaws at the upcoming delayed 2007 Annual Meeting of Stockholders. These bylaw amendments are designed to ensure that International Rectifier’s stockholders—who have had no say over the composition of their Board of Directors since 2006—will have the opportunity to exercise their voting rights and elect a Board that will represent their interests. We note that half of the current International Rectifier directors were never elected by stockholders but were instead appointed by their fellow directors. And those incumbent directors who were previously elected by the stockholders held office during a disastrous, value-destructive period for International Rectifier and have not been subject to stockholder approval since then. Particularly in light of these circumstances, your recently announced intention to delay the 2008 Annual Meeting of Stockholders until sometime in 2009 is unacceptable, and we will be seeking your stockholders’ vote to require that the 2008 Annual Meeting actually be held in 2008.

We strongly believe that a combination of Vishay and International Rectifier will create significant value for both companies’ respective stockholders and customers. Accordingly, it remains our strong preference to work cooperatively with International Rectifier to bring our two companies together. We are prepared to commit all necessary resources to complete a transaction expeditiously. We and our advisors stand ready to meet with you and your advisors at any time to discuss our proposal and negotiate a merger agreement. We are confident that the Vishay and International Rectifier teams working together can make this transaction a mutual success.

Our Board of Directors unanimously supports the combination of our two companies. We expect you will give this proposal serious consideration and look forward to hearing from you.

Sincerely yours,

/s/ Felix Zandman	/s/ Gerald Paul

Dr. Felix Zandman Executive Chairman of the Board of Directors	Dr. Gerald Paul President and Chief Executive Officer

Also on September 10, 2008, Vishay delivered a notice to the Company indicating Vishay’s intent to nominate Ronald M. Ruzic, William T. Vinson and Yoram (Jerry) Wind for election as Class One directors on the Company Board. Vishay’s notice indicated further that it intended to propose certain amendments to the Company’s Amended and Restated Bylaws for consideration at that Annual Meeting that were designed to ensure, among other things, that the Company would be required to hold the 2008 annual meeting and election of Class Two directors prior to the end of 2008.

In addition, on September 10, 2008, Vishay filed a complaint in the Court of Chancery of the State of Delaware, captioned Vishay Intertechnology, Inc. v. International Rectifier Corporation, et al., C.A. No. 4022, naming as defendants the Company and its eight directors. The complaint alleges that the Company and its directors violated Delaware law and breached their fiduciary duties in delaying the vote on a majority of the Company’s board seats until 2009. For relief, the complaint seeks an order directing the Company to hold its 2007 annual meeting on October 10, 2008, as currently scheduled, and to hold its 2008 annual meeting not later than December 21, 2008, at a time and place to be designated by the Court. The complaint seeks a further order that the shares of stock represented at any such summarily ordered annual meetings shall constitute a quorum for the annual meetings, a declaration that Vishay’s proposed Bylaw amendments conformed to Delaware law and the Company’s Certificate of Incorporation, and an order requiring the Company to present Vishay’s proposed bylaw amendments at the 2007 Annual Meeting.

The foregoing events of September 10, 2008 were disclosed by Vishay in a press release, which was filed in a Report on Form 8-K filed with the SEC that same day. Vishay also indicated in the press release that it intended to commence shortly a tender offer to purchase all of the Company’s outstanding shares for $23.00 per Share in cash.

On September 11, 2008, Vishay sent a letter to the Company which, pursuant to Delaware law, demanded a list of the Company’s stockholders of record and certain other information to be used to enable Vishay to communicate with stockholders, with respect to its acquisition proposal and in soliciting proxies for the 2007 Annual Meeting.

On September 19, 2008, the Company and Vishay executed a confidentiality agreement relating to the requested information, and thereafter, the Company’s proxy solicitation advisor, D.F. King, began to provide information to Vishay’s proxy solicitation advisor, Innisfree M&A Incorporated.

On September 15, 2008, Vishay filed a preliminary proxy statement in connection with its solicitation of proxies for the 2007 annual meeting of the Company.

On September 16, 2008, Mr. Dahl sent a letter to Dr. Zandman and Dr. Paul indicating that the Company Board had rejected Vishay’s revised offer of $23.00 per share in cash. The Company issued a press release that day which included the contents of Mr. Dahl’s letter and urged Company stockholders to support the re-election of the Company’s incumbent Class One directors. Vishay issued a press release indicating it was disappointed that the Company still refused to negotiate with Vishay regarding its offer.

On September 29, 2008, Vishay filed its definitive proxy statement in connection with the Company’s 2007 annual meeting.

Acquisition of the Company’s PCS Business.

In early 2006, the Company though its investment banker solicited the interest of potential purchasers for the Company’s PCS business. In March 2006, Vishay submitted an expression of interest in acquiring the PCS business. Vishay began its diligence investigation of the PCS business in April 2006 and submitted an acquisition proposal in May 2006. Thereafter, continuing through the beginning of November 2006, Vishay and the Company conducted negotiations concerning a sale of the PCS business to Vishay.

On November 8, 2006, the parties executed agreements providing for the acquisition by Vishay of the PCS business. On April 1, 2007, the acquisition was completed for a purchase price of approximately $285.6 million in cash, net of cash acquired. The purchase price is subject to a net working capital adjustment, which is currently in dispute as described below.

The acquired product lines consisted of planar high-voltage MOSFETs, Schottky diodes, diode rectifiers, fast-recovery diodes, high-power diodes and thyristors, power modules (a combination of power diodes, thyristors, MOSFETs, and IGBTs), and automotive modules and subassemblies.

Vishay acquired all of the outstanding stock of six Company subsidiaries engaged in the conduct of the PCS business. Vishay also acquired certain assets of the Company used in connection with the PCS business, principally intellectual property, inventory, and equipment. The acquisition agreement provided that, for a period of seven years after the closing, the Company and its affiliates will not engage in the PCS business anywhere in the world, subject to certain specified product exceptions.

At the closing of the transaction, Vishay and the Company entered into four license agreements. Pursuant to these agreements, the Company is licensing to Vishay certain of its patents and technology related to the PCS business on a non-exclusive, perpetual and royalty-free basis; the Company is licensing to Vishay certain of its trademarks for specified periods of up to two years after closing; and Vishay is licensing back to the Company patents and technology relating to the PCS business purchased by Vishay in the transaction, on a non-exclusive, perpetual and royalty-free basis. The Company’s use of the license back is subject to the non-competition arrangements described above.

Vishay and the Company also entered into transition services and supply agreements, including a transition products services agreement relating to the provision by the Company to Vishay of certain wafer and packaging services; an IGBT auto die supply agreement relating to the provision of certain die and other products by International Rectifier to Vishay; and a transition buyback agreement relating to the provision of certain die products by Vishay to the Company.

Certain of these transaction agreements have been filed with the SEC as exhibits to the Company’s Current Report on Form 8-K dated November 14, 2006.

Vishay has notified the Company that the net working capital of the PCS business was less than the targeted amount and that under the parties’ agreement the Company was required to pay to Vishay the amount of $21.8 million. The Company has disputed Vishay’s working capital calculation and has denied Vishay’s entitlement to an adjustment. Vishay has requested from the Company materials that Vishay believes are necessary to resolve the dispute, but has not received those materials. Under the parties’ agreement, the dispute is to be submitted for resolution to the accounting firm of Deloitte & Touche LLP. The dispute has not yet been submitted to Deloitte & Touche.

Vishay has informed the Company of its belief that, in connection with the negotiations leading to Vishay’s purchase of the PCS business, the Company knowingly misrepresented certain forecasts concerning the Automotive Systems Business Unit of the PCS business, and has put the Company on notice of Vishay’s damage claim in excess of $50 million. Vishay has also informed the Company that Vishay believes the Company made knowing misrepresentations with respect to the sale of the entire PCS business to Vishay, and put the Company on notice of Vishay’s claim for rescission of the PCS acquisition and other damages, which cannot be quantified at this time. Vishay has requested, pursuant to the terms of the parties’ agreement, that the Company make available to Vishay certain documents bearing on Vishay’s claims. The Company has denied any liability to Vishay, has stated that it intends to defend its rights and position and has not made available the requested documents.

Vishay has also made a variety of other claims against the Company in respect of the PCS business. Among these are third-party claims received or expected to be received by Vishay in the amount of at least $12 million for products manufactured by the Company prior to the closing of the PCS acquisition.

12.	Purpose and Structure of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of this Offer is for Vishay to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the Proposed Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, we intend to consummate the Proposed Merger as promptly as practicable.

Vishay previously made a proposal to the Company to acquire all the outstanding Shares for $23.00 per Share in cash. The Company Board rejected that proposal and refused to meet with Vishay to discuss a business combination of the two companies. Vishay, through Purchaser, is making this Offer directly to the Company’s stockholders. However, there are substantial conditions to consummation of the Offer, among them the Minimum Condition, the Section 203 Condition, the Regulatory Condition, the Rights Condition, the Financing Condition and the Impairment Condition. If the Company Board opposes the Offer, certain provisions of the DGCL and of the Company’s Rights Agreement would affect Purchaser’s ability to obtain control of the Company and to effect the Proposed Merger. In addition, there can be no assurance that the Financing Condition and the other conditions to consummation of the Offer will be satisfied. Therefore, there can be no assurance that Purchaser will be able to consummate the Offer or, if the Offer is consummated, that Purchaser will be able to effectuate the Proposed Merger, nor can there be any guarantee as to the timing of the Proposed Merger if it is consummated. See below and the section entitled “The Offer—Conditions to the Offer” for more information.

Company Board and Stockholder Approval. The timing and details of the consummation of the Offer and the Proposed Merger depend on a variety of factors and legal requirements, the number of Shares (if any) acquired by Purchaser pursuant to the Offer, and importantly, actions of the Company Board. In general, under the DGCL, the approval of both the stockholders and the board of directors of a corporation is required to effect a merger of that corporation with or into another corporation. The Proposed Merger can only be effected with the approval of the Company Board and the affirmative vote of the holders of at least a majority of the outstanding shares. If the Minimum Tender Condition, the Section 203 Condition, the Rights Condition, the Financing Condition and the other conditions to the Offer discussed in the Introduction and section entitled “The Offer—Conditions to the Offer” are satisfied, Purchaser will own Shares representing at least a majority of the outstanding Shares after consummation of the Offer, and will have the voting power necessary to assure approval of the Proposed Merger by the Company’s stockholders in the event that a majority of the members of the Company Board have determined to submit the Proposed Merger stockholder approval. Although Purchaser will seek to have the Company consummate the Proposed Merger as soon as practicable after consummation of the Offer, because the Proposed Merger must be approved by the Company Board, the Proposed Merger could be delayed for a substantial period of time if the Company Board refuses to approve the Proposed Merger. In this regard, Vishay is soliciting proxies for the election of three nominees to the Company Board (which is currently composed of eight directors) at the delayed 2007 annual meeting of stockholders, in order to enhance its ability to effect the Proposed Merger. However, irrespective of the outcome of the proxy solicitation undertaken by Vishay in connection with the delayed 2007 annual meeting of stockholders of the Company, there can be no assurance that a majority of the members of the Company Board would approve the Proposed Merger.

The satisfaction of several of the principal conditions to the Offer is within the control of the Company Board, including the Section 203 Condition, the Rights Condition and the Impairment Condition, and the Company Board has the ability to significantly assist in the satisfaction of the Financing Condition. Vishay and Purchaser believe that the Company Board should take all necessary actions to facilitate consummation of the Offer and hereby request that they do so. Unless the Company Board acts to facilitate consummation of the Offer, Purchaser will not be able to consummate the Offer. Vishay and Purchaser currently intend to pursue the Proposed Merger following consummation of the Offer. We reserve the right, however, not to pursue the Proposed Merger at all, to amend the terms of the Proposed Merger, or to pursue an alternative second step business combination transaction involving the Company in which the Shares not owned by Vishay or its affiliates would be converted into securities or other consideration, or exchanged for cash.

Plans for the Company. In connection with this Offer, Vishay has reviewed and will continue to review various possible business strategies that it might consider in the event that Purchaser acquires control of the Company, whether pursuant to the Offer, the Proposed Merger or otherwise. Following review of additional information regarding the Company, such strategies may involve, among other things, changes in the Company’s business, operations, corporate structure, capitalization and management.

13.	Effect of the Offer on the Market for the Common Stock; Registration under the Exchange Act.

Reduced Liquidity; Possible Delisting. The tender of Shares pursuant to the Offer will reduce the number of holders of the Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The Shares are listed and principally traded on the NYSE. Depending on the number of Shares acquired pursuant to the Offer, following consummation of the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing. According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if, among other things, (1) the total number of holders of Shares fell below 400, (2) the total number of holders of Shares fell below 1,200 and the average monthly trading volume over the most recent 12 months was less than 100,000 Shares, (3) the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more) fell below 600,000, (4) the Company’s average global market capitalization over a consecutive 30-trading-day period was less than $25 million, or (5) the average closing price per share was less than $1.00 over a consecutive 30-trading-day period.

If the NYSE were to delist the Shares, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges, or by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Status as “Margin Securities.” The Shares are presently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the Offer, the Shares may no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The Company can terminate that registration upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would reduce the information that the Company must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, they would no longer be eligible for NYSE listing or for continued inclusion on the Federal Reserve Board’s list of “margin securities.”

14.	Dividends and Distributions.

If, on or after the date of this offer to purchase, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares, or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on the date of this offer to purchase of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under “The Offer—Conditions to the Offer,” we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased.

If, on or after the date of this offer to purchase, the Company should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase of any securities) that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to our rights under the Section entitled “The Offer—Conditions of the Offer,” (i) the purchase price per Share payable by us pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution, issuance or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by us in our sole discretion.

15.	Conditions to the Offer.

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and amend the Offer at any time, in our sole discretion, we are not required to accept for payment or pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and we may terminate the Offer, if, in our sole discretion, prior to the Expiration Date, any one or more of the Minimum Condition, the Section 203 Condition, the Regulatory Condition, the Rights Condition, the Financing Condition or the Impairment Condition has not been satisfied. Furthermore, notwithstanding any other provision of the Offer, prior to the Expiration Date, we are not required to accept for payment or pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and we may terminate the Offer, if, in our sole discretion, at any time on or after the date of this offer to purchase and prior to the Expiration Date, any of the following conditions occur or exist, or shall be determined by us to have occurred or to exist:

(a) there shall have been any law, action, proceeding or order threatened, instituted, promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Proposed Merger by any court of competent jurisdiction or other competent governmental or regulatory authority, domestic or foreign, which, directly or indirectly, (i) (A) challenges, delays, prohibits, or imposes any limitations on, or seeks to challenge, delay, prohibit or impose any limitations on, Purchaser’s or Vishay’s acquisition, ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their businesses or assets or of the Company’s businesses or assets, or compels Vishay or Purchaser (or their respective subsidiaries or affiliates) to dispose of or hold separate all or any portion of their assets or of the Company’s business or assets, (B) seeks to obtain damages in connection therewith or (C) otherwise directly or indirectly relates to the transactions contemplated by the Offer, the Proposed Merger or any such business combination, (ii) challenges, delays, prohibits, restrains or makes illegal, or seeks to challenge, delay, prohibit, restrain or make illegal, the acceptance for payment, payment for or purchase of Shares by Vishay, Purchaser or any other affiliate of Vishay pursuant to the Offer or the consummation by Vishay, Purchaser or any other affiliate of Vishay of the Proposed Merger or other business combination with the Company, (iii) imposes or seeks to impose limitations on the ability of Purchaser or Vishay (or any of their respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote such Shares on all matters properly presented to the Company’s stockholders, (iv) imposes or seeks to impose limitations on the ability of Purchaser or Vishay (or any of their respective subsidiaries or affiliates) effectively to control or operate any portion of the business, assets, liabilities, licenses or franchises of the Company and its subsidiaries or of Purchaser, (v) seeks to require divestiture by Vishay, Purchaser or any affiliate of Vishay of any Shares, (vi) imposes or seeks to impose any condition to the Offer which is unacceptable to Vishay or Purchaser, (vii) seeks to diminish, or could result in a diminution, of the value of the Shares or the benefits expected to be derived by Vishay, Purchaser or any other affiliate of Vishay as a result of the Offer or the Proposed Merger, (viii) restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Vishay, Purchaser or any of their affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or (ix) otherwise, in the sole judgment of Vishay, materially adversely affects the Company or any of its subsidiaries or Vishay or any of its subsidiaries, including Purchaser;

(b) there shall be pending or threatened any litigation, action, suit, proceeding, application, investigation or counterclaim brought by or before any national governmental, administrative or regulatory authority, agency, instrumentality or commission, or by any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company, or any other person) (i) challenging or seeking to make illegal the acquisition by Vishay or Purchaser of Shares or otherwise seeking to restrain, delay or prohibit the making or consummation of the Offer, the Proposed Merger or any other subsequent business transaction with the Company, (ii) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit, or seeking to impose voting, procedural, price or other requirements in connection with making the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any other affiliate of Vishay, or the Proposed Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith, (iii) seeking to prohibit or limit the ownership or to compel the Company, Vishay or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Vishay or any of their subsidiaries, or (iv) that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (ix) of paragraph (a) above;

(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market for a period in excess of three hours, (ii) a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States, (iii) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, (iv) any decline in either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index by an amount in excess of 15% measured from the close of business on the date of the offer to purchase, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (vi) any material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vii) in the case of any of the foregoing (other than clause (iv)) existing at the time of the Offer, a material acceleration or worsening thereof, or (viii) any change or development in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company does business that could, individually or in the aggregate, in the sole judgment of Vishay, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries, joint ventures or partnerships or the trading in, or value of, the Shares;

(d) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries which, in the sole judgment of the Purchaser, is or may be materially adverse, or the Purchaser shall have become aware of any fact which, in the sole judgment of the Purchaser, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser or to Vishay;

(e) there shall have been made or publicly proposed a tender or exchange offer for any Shares by any person (which includes a “person” as such term is defined in Section 13(d)(3) of the Exchange Act) other than Vishay, Purchaser, any of their affiliates or any group of which any of them is a member, to acquire beneficial ownership of more than 5% of the outstanding Shares or there shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of the outstanding Shares, or any group shall have been formed which beneficially owns or seeks to beneficially own more than 5% of the outstanding Shares, or there shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of the outstanding Shares, in each case other than any person or group that has disclosed such ownership prior to the date of the Offer in a Schedule 13D or Schedule 13G on file with the SEC, and no such person (other than Vishay, Purchaser, any of their affiliates, or any group of which any of them is a member) or group shall have increased or publicly proposed to increase its beneficial ownership in the Company by more than 1% of the outstanding Shares, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of the outstanding Shares, or shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or material assets of the Company;

(f) the Company or any of its subsidiaries or affiliates shall have, directly or indirectly:

(i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or the Company’s capitalization;

(ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities of the Company;

(iii) issued, pledged, sold, authorized, proposed or announced the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under options issued prior to the date of this offer to purchase, in accordance with the terms of such options as such term have been publicly disclosed prior to the date of this offer to purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing;

(iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company or issued, authorized, recommended or proposed the issuance or payment of any distribution;

(v) altered or proposed to alter any material term of any outstanding security or material contract, permit or license;

(vi) incurred any debt other than in the ordinary course of business and consistent with past practices or any debt containing, in the sole judgment of Vishay, burdensome covenants or security provisions;

(vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any shareholder rights plan or “poison pill,” merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual right or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business;

(viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that, in the sole discretion of Purchaser, could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Vishay or Purchaser;

(ix) transferred into escrow (or similar arrangement) any amounts required to fund any existing benefit, employment or severance agreement with any of the Company’s employees other than in the ordinary course of business and consistent with past practice, or entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger;

(x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Vishay shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this offer to purchase;

(xi) amended or authorized or proposed any amendment to the Company’s Amended Articles of Incorporation, Amended and Restated Bylaws, Rights Agreement or any similar organizational document, or Vishay shall have become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of this offer to purchase;

(xii) issued, sold or authorized or announced, or proposed the issuance of or sale to any person of, any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt otherwise than in the ordinary course of business and consistent with past practice; or

(xiii) agreed in writing or otherwise to take any of the foregoing actions or Vishay or Purchaser shall have learned about any such action which has not previously been publicly disclosed by the Company and also set forth in the Company’s filings with the SEC;

(g) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer—Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms satisfactory to Vishay;

(h) Vishay or Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer or postponing the payment for the Shares thereunder, or Vishay, Purchaser or any other affiliate of Vishay shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company;

(i) (x) any covenant, term or condition in any of the Company’s or any of its subsidiaries’, joint ventures’ or partnerships’ instruments, licenses, or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, without limitation, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Vishay of control of the Company) or (y) any material contractual right, intellectual property or supply agreement of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the Offer or the Proposed Merger; or

(j) any approval, permit, authorization, consent or other action or non-action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority, tribunal or third party which is necessary to consummate the Offer shall not have been obtained on terms satisfactory to the Purchaser, in its sole discretion;

which, in the sole judgment of Vishay or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Vishay or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment.

The satisfaction or existence of any of the foregoing conditions to the Offer will be determined by Vishay and Purchaser in their sole discretion. The foregoing conditions are for the sole benefit of Vishay and Purchaser and may be asserted by Vishay or Purchaser regardless of the circumstances giving rise to any such condition or may be waived (to the extent legally permissible) by Vishay or Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Vishay or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Vishay or Purchaser concerning the events described in “The Offer—Conditions to the Offer” will be final and binding on all parties.

16. Certain Legal Matters; Regulatory Approvals.

General. We are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or certain parts of the Company’s, Vishay’s, Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See “The Offer—Conditions to the Offer.”

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “Interested Stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “Business Combination” (which term includes mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of such corporation prior to such date.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

We do not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this offer to purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In any such case, we may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer.

Antitrust. The Offer and Proposed Merger will require the approval or clearance of certain antitrust agencies. Vishay does not have access to the information required to determine every jurisdiction in which the Offer and Proposed Merger must be filed with the relevant antitrust authorities. Vishay will make any required antitrust filings. Vishay has determined that a filing under the HSR Act will be required.

Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Vishay intends to file a Notification and Report Form with respect to the Offer and the Proposed Merger with the Antitrust Division and the FTC. The applicable waiting period will expire at 11:59 p.m., New York City time, 15 calendar days after Vishay’s HSR filing, unless the waiting period ends on a weekend or federal holiday, in which case the waiting period will expire the next business day. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or as agreed to by Vishay. A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See “The Offer—Conditions to the Offer.” Subject to certain circumstances described in “The Offer—Extension of Tender Period; Termination; Amendment,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See “The Offer—Withdrawal Rights.” If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Vishay’s or the Company’s material assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. Based on an examination of the publicly available information relating to the businesses in which the Company is engaged, we do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

The Offer and Proposed Merger will likely be subject to antitrust filings in other countries in addition to the United States. Vishay believes that any required approvals or clearances will be obtained, but there can be no assurance that all such approvals or clearances will be obtained.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if a merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with the requirements of Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with interest compounded quarterly and accruing at 5% over the Federal discount rate (unless a court determines otherwise) (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Proposed Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Proposed Merger because it is anticipated that the Proposed Merger would be effected within one year following consummation of the Offer and in the Proposed Merger stockholders would receive the same price per Share as paid in the Offer. If Rule 13e-3 were applicable to the Proposed Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction, be filed with the SEC and disclosed to minority stockholders prior to consummation of the transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration, although Purchaser has no current intention to do so prior to the Effective Time. See “The Offer—Effect of the Offer on the Market for the Common Stock; Registration under the Exchange Act.” If such registration were terminated, Rule 13e-3 would be inapplicable to any such future Proposed Merger or such alternative transaction.

Certain Litigation.

On September 10, 2008, Vishay filed a complaint in the Court of Chancery of the State of Delaware, captioned Vishay Intertechnology, Inc. v. International Rectifier Corporation, et al., C.A. No. 4022, naming as defendants the Company and its eight directors. The complaint alleges that the Company and its directors have violated Delaware law and breached their fiduciary duties in delaying the vote on a majority of the Company’s board seats until 2009. For relief, the complaint seeks an order directing the Company to hold its 2007 annual meeting on October 10, 2008 as currently scheduled, and to hold its 2008 annual meeting not later than December 21, 2008, at a time and place to be designated by the Court. The complaint seeks a further order that the shares of stock represented at any such summarily ordered annual meetings shall constitute a quorum for the annual meetings. The complaint also seeks a declaration that Vishay’s proposed bylaws conform to Delaware law and the Company’s Certificate of Incorporation, and an order requiring the Company to present Vishay’s proposed Bylaw amendments at the October 10, 2008 stockholder meeting.

The Company has previously disclosed that, on August 15, 2008, shortly after Vishay made its initial $21.22 per share cash offer, a purported class action complaint captioned Hui Zhao v. International Rectifier Corporation, No. BC396461, was filed in the Superior Court of the State of California for the County of Los Angeles. The complaint names as defendants the Company and all current directors and alleges that the Vishay proposal is unfair and that the Company’s directors breached their fiduciary duties in connection with the proposed acquisition by failing to properly value the Company and, if they accept the offer, by failing to maximize the Company’s value through steps such as the solicitation of alternate offers. The action seeks to enjoin defendants from agreeing to the Vishay proposal or, alternatively, to rescind a merger with Vishay if it were ultimately consummated, as well as an award of attorneys’ fees and costs. Five other substantively identical complaints seeking the same relief also have been filed in the same court: United Union of Roofers, Waterproofers & Allied Workers Local Union No. 8 v. International Rectifier Corp., No. BC396490 (filed Aug. 19, 2008); Gerber v. International Rectifier Corporation, No. BC 396678 (filed Aug. 20, 2008); Hay Ly v. International Rectifier Corporation, No. BC 396679 (filed Aug. 20, 2008); Soyugenc v. International Rectifier Corp., No. BC396855 (filed Aug. 22, 2008); and Guttman v. International Rectifier Corp., No. BC396818 (filed Aug. 22, 2008). Vishay is not a party to this litigation.

The Company has previously disclosed that, on August 29, 2008, a partial derivative complaint captioned City of Sterling Heights Police Fire Retirement System v. Dahl, No. BC397326, was filed in the Superior Court of the State of California for the County of Los Angeles. The complaint names as defendants all of the Company’s current directors and alleges that they breached their fiduciary duties by rejecting the initial August 15, 2008 Vishay offer and by failing to negotiate a higher price in connection with that offer. In addition to the claim for breach of fiduciary duty, which plaintiff brings both derivatively and purportedly on behalf of a class of investors, plaintiff also alleges derivative claims for abuse of control, gross mismanagement, and waste. The complaint seeks an injunction requiring the Company’s board of directors to appoint a committee of independent directors to consider strategic alternatives for the Company and invalidating any defensive measures the board of directors might take in connection with the Vishay offer or any other offer. Vishay is not a party to this litigation.

17. Fees and Expenses.

We have retained Innisfree M&A Incorporated as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

We have retained BNY Mellon Shareowner Services as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Vishay not contained in this offer to purchase or in the related letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to the Exchange Act Rule 14d-3 furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in “The Offer—Certain Information Concerning the Company—Available Information” of this offer to purchase.

IR Acquisition Corp.

September 29, 2008

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
VISHAY AND PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Vishay are set forth below. References herein to “Vishay” mean Vishay Intertechnology, Inc. The business address of each director and officer is c/o Vishay Intertechnology, Inc., 63 Lancaster Ave, Malvern, PA 19355-2143. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Vishay. None of the directors and officers of Vishay listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Present Principal Occupation and Five
Name	Title	Year Employment History

Dr. Felix Zandman	Founder Executive Chairman of the Board Chief Technical and Business Development Officer	Dr. Zandman is a founder of Vishay and has been Executive Chairman of the Board since 1989 and a Director since Vishay’s inception in 1962. In addition to his position as Executive Chairman, Dr. Zandman became Chief Technical and Business Development Officer on January 1, 2005. Dr. Zandman was Chief Executive Officer of Vishay from its inception in 1962 through December 31, 2004, when Dr. Gerald Paul was appointed Chief Executive Officer. Dr. Zandman had been President of Vishay from its inception through March 1998.
Marc Zandman	Vice Chairman of the Board Chief Administration Officer President, Vishay Israel Ltd.	Mr. Zandman has been Vice Chairman of the Board since 2003, a Director of Vishay since 2001, and President of Vishay Israel Ltd. since 1998. Mr. Zandman was appointed Chief Administration Officer as of January 1, 2007. Mr. Zandman was Group Vice President of Vishay Measurements Group from 2002 to 2004. Mr. Zandman has served in various other capacities with Vishay since 1984. He is the son of Dr. Felix Zandman, Vishay’s Executive Chairman and Chief Technical and Business Development Officer.
Zvi Grinfas	Director	Mr. Grinfas is currently a director at Vishay, a position he has held since 2003. He is otherwise retired, with the exception of voluntary service as the non-executive Chairman of Andante Medical Devices, Ltd., beginning in June 2004. Mr. Grinfas is a citizen of both the United States and Israel.

Present Principal Occupation and Five
Name	Title	Year Employment History

Eliyahu Hurvitz	Director	Mr. Hurvitz is Chairman of the Board of Teva Pharmaceutical Industries Ltd., a leading generic pharmaceutical company, and was President and Chief Executive Officer of Teva prior to stepping down from these positions in April 2002. He has been employed by Teva for over forty years. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of Neuro Survival Technologies Ltd., an Israeli molecular imaging and drug development company, Chairman of the Board of Pontifax Management (G.P.) Ltd. and Chairman of the Board of Protalix BioTherapeutics, Inc. He was a member of the Belfer Center for Science and International Affairs at the John F. Kennedy School of Government at Harvard University from 2002 until 2005. He received a B.A. in economics and business administration from the Hebrew University in 1957. Mr. Hurvitz is a citizen of Israel.
Dr. Abraham Ludomirski	Director	Dr. Ludomirski is the founder and managing director of Vitalife Fund, a venture capital company specializing in high-tech electronic medical devices. This has constituted his principal employment for the last five years. He is also the Chairman of the Board of other Israeli private companies specializing in medical technology. Dr. Ludomirski is a citizen of Israel.
Dr. Gerald Paul	President Chief Executive Officer	Dr. Paul was appointed Chief Executive Officer effective January 1, 2005. Dr. Paul has served as a Director of Vishay since 1993, and has been President of Vishay since March 1998. Dr. Paul also was Chief Operating Officer from 1996 to 2006. Dr. Paul previously was an Executive Vice President of Vishay from 1996 to 1998, and President of Vishay Electronic Components, Europe from 1994 to 1996. Dr. Paul has been Managing Director of Vishay Electronic GmbH, a subsidiary of Vishay, since 1991. Dr. Paul has been employed by Vishay and a predecessor company since 1978. Dr. Paul is a citizen of Germany.
Wayne M. Rogers	Director	Mr. Rogers is an investor and regular stock commentator and analyst on Fox News Channel. Mr. Rogers is also president of Wayne M. Rogers & Co., an investment management firm.
Ziv Shoshani	Executive Vice President Chief Operating Officer	Mr. Shoshani was promoted to the position of Chief Operating Officer effective January 1, 2007. During 2006, he was Deputy Chief Operating Officer. Mr. Shoshani has been Executive Vice President of Vishay since 2000 with various areas of responsibility. Mr. Shoshani has been employed by Vishay since 1995. He is the nephew of Dr. Felix Zandman, Vishay’s Executive Chairman and Chief Technical and Business Development Officer. Mr. Shoshani is a citizen of Israel.

Present Principal Occupation and Five
Name	Title	Year Employment History

Mark I. Solomon	Director	Mr. Solomon is a founder and Chairman of CMS Companies, a provider of financial advisory services, specializing in money management and real estate investments. This has constituted his principal employment for the last five years.
Thomas C. Wertheimer	Director	Mr. Wertheimer became a director effective May 1, 2004. Mr. Wertheimer is an independent financial and accounting consultant. Prior to his retirement in 2000, he was a senior audit partner with the accounting firm of PricewaterhouseCoopers LLP and its predecessor Coopers & Lybrand LLP. In this capacity, Mr. Wertheimer was responsible for the audits of major U.S. and international public companies and was also a technical consulting partner in the firm’s national office. From 2003 until 2007, Mr. Wertheimer was a consultant for the Public Company Accounting Oversight Board (PCAOB). He is also a director of Fiserv, Inc., an information management and service provider, and Xinyuan Real Estate Co., Ltd., a residential real estate developer in China.
Ruta Zandman	Director	Ruta Zandman has been employed by Vishay since October 1993 as a Public Relations Associate. She is the wife of Dr. Felix Zandman.
Dr. Lior Yahalomi	Chief Financial Officer	Dr. Yahalomi was appointed Chief Financial Officer of Vishay on July 30, 2008. Prior to that, Dr. Yahalomi served as Vishay’s Corporate Senior Vice President, Mergers & Acquisitions, since June 2006. Prior to joining Vishay, Dr. Yahalomi was the Executive Vice President of Emerging Markets in the leasing division of Rabobank from 2005 to 2006. Between 2004 and 2006, Dr. Yahalomi was an Adjunct Professor of Marketing at the Wharton School and a private investor in several companies. Dr. Yahalomi is a citizen of both the United States and Israel.
Lori Lipcaman	Executive Vice President Chief Accounting Officer	Ms. Lipcaman was appointed to the position of Vishay’s Chief Accounting Officer effective September 1, 2008. Ms. Lipcaman has been affiliated with Vishay since 1989, and had served as Corporate Senior Vice President, Operations Controller, since 1998.

The name and position with Purchaser of each director and officer of Purchaser are set forth below.

Present Principal Occupation and Five
Name	Title	Year Employment History

Dr. Lior Yahalomi	President and Chairman of the Board	The business address, Vishay principal occupation or employment, five-year employment history and citizenship of Dr. Yahalomi is set forth above.

William M. Clancy	Vice President, Treasurer and Director	Mr. Clancy has been Corporate Controller of Vishay since 1993. He became a Vice President of Vishay in 2001 and a Senior Vice President of Vishay in 2005. Mr. Clancy has been Assistant Corporate Secretary of Vishay since 2002 and Corporate Secretary of Vishay since 2005. He has been employed by Vishay since 1988.

Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:
BNY Mellon Shareowner Services

By Mail:	By Overnight Courier:	By Hand:
BNY Mellon Shareowner Services	BNY Mellon Shareowner Services	BNY Mellon Shareowner Services
Attn: Corporate Actions Dept.	Attn: Corporate Actions Dept.,	Attn: Corporate Actions Dept.,
P.O. Box 3301	27th Floor	27th Floor
South Hackensack, NJ 07606	480 Washington Blvd.	480 Washington Blvd.
	Jersey City, NJ 07310	Jersey City, NJ 07310

By Facsimile Transmission (For Eligible Institutions Only):
+1 201 680-4626

To Confirm Facsimile Only:
+1 201 680-4860

Any questions or requests for assistance may be directed to the Information Agent at its address or telephone numbers set forth below. Additional copies of the offer to purchase, the letter of transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022

Stockholders Call Toll-Free: (877) 456-3402
or
Banks and Brokers Call Collect: (212) 750-5833